
GRASIM
ADITYA BIRLA GROUP

82-3382

03 JUL 10 AM 7:21


03024435

June 17, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

SUPPL

Dear Sir,

Please note that Shri Y.P. Gupta (Nominee of LIC) has resigned as a Director of the Company w.e.f. 14.06.2003.

This is for your information.

Thanking you,

Yours faithfully,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)